=============================================================================
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                 SCHEDULE 13D
                Under the Securities and Exchange Act of 1934

                              (Amendment No. 2)

                                KKR & Co. L.P.
               ------------------------------------------------
                               (Name of Issuer)

                                 Common Units
                ------------------------------------------------
                        (Title of Class of Securities)

                                  48248M102
                ------------------------------------------------
                               (CUSIP Number)

                           Allison Bennington, Esq.
                              ValueAct Capital
                 One Letterman Drive, Building D, Fourth Floor
                          San Francisco, CA  94129
                               (415) 362-3700
                ------------------------------------------------
                 (Name, address and telephone number of Person
                Authorized to Receive Notices and Communications)


                              September 14, 2017
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
=============================================================================

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 2 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital MFB Holdings, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         41,905,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        41,905,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    41,905,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 3 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Master Fund, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS (See Instructions)*

   WC*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   British Virgin Islands
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         41,905,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        41,905,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    41,905,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   8.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 4 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   VA Partners I, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         41,905,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        41,905,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    41,905,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 5 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, L.P.
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         41,905,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        41,905,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    41,905,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 6 of 12
----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Capital Management, LLC
-----------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         41,905,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        41,905,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    41,905,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Item 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 7 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings, L.P.
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

---------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                    7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         41,905,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        41,905,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    41,905,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 8 of 12
-----------------------------------------------------------------------------
1. NAME OF REPORTING PERSON/S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON (entities only)

   ValueAct Holdings GP, LLC
---------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                      (b) [ ]
-----------------------------------------------------------------------------
3. SEC USE ONLY

-----------------------------------------------------------------------------
4. SOURCE OF FUNDS*

   00*
-----------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
-----------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
-----------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
                        0
   NUMBER OF       ----------------------------------------------------------
   SHARES          8.  SHARED VOTING POWER
   BENEFICIALLY        41,905,916**
   OWNED BY EACH   ----------------------------------------------------------
   PERSON WITH     9.  SOLE DISPOSITIVE POWER
                        0
                   ----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        41,905,916**
-----------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    41,905,916**
-----------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
-----------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.9%
-----------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    00 (LLC)
-----------------------------------------------------------------------------
*See Item 3
**See Items 2 and 5

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 9 of 12
-----------------------------------------------------------------------------

     This Amendment No. 2 supplements the information set forth in the
Schedule 13D filed by the Reporting Persons on August 21, 2017, as amended from time to time (the initial Schedule 13D and, as amended and supplemented through the date of this Amendment No. 2, collectively the "Schedule 13D"), relating to the common units (the "Common Units") of KKR & Co. L.P., a Delaware Limited Partnership (the "Issuer"). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 3.     Source and Amount of Funds or Other Consideration

      The source of funds used for the purchase of the Issuer's securities reflected in this amendment was the working capital of ValueAct Master Fund. The aggregate funds used by these Reporting Persons to make such purchases were approximately $125,548,950.

Item 5.    Interest in Securities of the Issuer

      (a) and (b). Set forth below is the beneficial ownership of Common Units of the Issuer for each person named in Item 2. Common units reported as beneficially owned by ValueAct MFB are also reported as beneficially owned by (i) ValueAct Master Fund as the sole owner of the limited partnership interests of ValueAct MFB, (ii) ValueAct Management L.P. as the manager of each such investment partnership,(iii) ValueAct Management LLC, as General Partner of ValueAct Management L.P., (iv) ValueAct Holdings, as the sole owner of the limited partnership interests of ValueAct Management L.P. and the membership interests of ValueAct Management LLC and as the majority owner of the membership interests of VA Partners I and (v) ValueAct Holdings GP, as General Partner of ValueAct Holdings. Common Units reported as beneficially owned by ValueAct MFB are also reported as beneficially owned by VA Partners I, as General Partner of ValueAct MFB. VA Partners I, ValueAct Master Fund, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP also, directly or indirectly, may own interests in one or more than one of the partnerships from time to time. Unless otherwise indicated below, by reason of such relationship ValueAct MFB is reported as having shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of, such shares of Common Units, with VA Partners I, ValueAct Master Fund, ValueAct Management L.P., ValueAct Management LLC, ValueAct Holdings and ValueAct Holdings GP. Information regarding each of the Reporting Persons is set forth in Item 2 of this
Schedule 13D and is expressly incorporated by reference herein.

         As of the date hereof, ValueAct MFB is the beneficial owner of 41,905,916 Common Units, representing approximately 8.9% of the Issuer's outstanding Common Units. The number of Common Units set forth above excludes cash-settled swaps disclosed in Item 6. All percentages set forth in this
Schedule 13D are based upon the Issuer's reported 469,983,183 outstanding Common Units as reported in the Issuer's Form 10-Q filed on August 4, 2017 for the quarterly period ended June 30, 2017.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                             Page 10 of 12
-----------------------------------------------------------------------------

       (c) The following table sets forth all transactions with respect to shares of Common Units effected since the last filing of this Schedule 13D by the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., New York City time, on September 18, 2017. Except as otherwise noted below, all such transactions were purchases (or sales) of shares of Common Units effected in the open market.

Reporting Person         Trade Date    Buy/Sell   Bought(Sold)  Price/Share
----------------         ----------    --------    --------    -----------
ValueAct MFB	       09/06/2017	      Buy       750,000      18.30
ValueAct MFB	       09/07/2017	      Buy       750,000      18.23
ValueAct MFB	       09/08/2017	      Buy       750,000      18.19
ValueAct MFB	       09/11/2017	      Buy       750,000      18.60
ValueAct MFB	       09/12/2017	      Buy       750,000      18.83
ValueAct MFB	       09/13/2017	      Buy       750,000      18.53
ValueAct MFB	       09/14/2017	      Buy       750,000      18.73
ValueAct MFB	       09/15/2017	      Buy       750,000      18.78
ValueAct MFB	       09/18/2017	      Buy       750,000      19.02

       (d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      The responses to Items 3 and 5 of this Schedule 13D are incorporated herein by reference.

       ValueAct Master Fund has entered into notional principal amount derivative agreements in the form of cash-settled swaps with respect to 3,650,000 Common Units of the Issuer. The swaps provide ValueAct Capital Master Fund with economic results that are comparable to the economic results of ownership of the Common Units, whereby under the terms of the swaps, (i) ValueAct Master Fund will be obligated to pay to the counterparty any negative price performance of the referenced notional number of Common Units, plus interest set forth in the applicable agreement, and (ii) the counterparty will be obligated to pay ValueAct Master Fund any positive price performance of the referenced notional number of Common Units. The swaps do not give ValueAct Master Fund, or any of the other Reporting Persons, direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Units that may be referenced in the swap agreements or Common Units or other securities or financial instruments that may be held from time to time by any counterparty to the agreements. The counterparty to the derivative agreements is an unaffiliated third party financial institution.

       On August 21, 2017 the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit to the initial Schedule 13D and is incorporated herein by reference.

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                            Page 11 of 12
-----------------------------------------------------------------------------

       Except for the arrangements described herein, the Reporting
Persons have no understandings, arrangements, relationships or contracts with respect to the securities of the Issuer which are required to be described hereunder.

                                  SIGNATURE
      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Schedule 13D hereby constitutes and appoints Jeffrey W. Ubben, Bradley E. Singer, G. Mason Morfit and Allison Bennington, and each of them, with full power to act without the other, his or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his or its name, place and stead, in any and all capacities (until revoked in writing) to sign any and all amendments to this Schedule 13D, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he or it might or could do in person, thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


                              ValueAct Capital MFB Holdings, L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 18, 2017         Bradley E. Singer, Chief Operating Officer


                              ValueAct Capital Master Fund, L.P., by
                              VA Partners I, LLC, its General Partner

                              By:     /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 18, 2017         Bradley E. Singer, Chief Operating Officer


                              VA Partners I, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 18, 2017         Bradley E. Singer, Chief Operating Officer

                                SCHEDULE 13D
--------------------------                          -------------------------
CUSIP NO. 48248M102                                            Page 12 of 12
-----------------------------------------------------------------------------

                              ValueAct Capital Management, L.P., by
                              ValueAct Capital Management, LLC its
                              General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 18, 2017         Bradley E. Singer, Chief Operating Officer



                              ValueAct Capital Management, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 18, 2017         Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings, L.P., by
                              ValueAct Holdings GP, LLC, its General Partner

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 18, 2017         Bradley E. Singer, Chief Operating Officer


                              ValueAct Holdings GP, LLC

                              By:    /s/  Bradley E. Singer
                                --------------------------------------
Dated:  September 18, 2017         Bradley E. Singer, Chief Operating Officer